Subsidiaries of Top Air Manufacturing, Inc.


Subsidiary                               Jurisdiction of Incorporation
----------                               -----------------------------

Ficklin Machine Co., Inc.                Illinois

Parker Industries, Inc.                  Iowa

One hundred percent of the capital stock of each of the above listed subsidiaries is owned directly by Top Air Manufacturing, Inc.